Exhibit 99.4

News

RiT TECHNOLOGIES STRENGTHENS PRESENCE IN ASIA:
ESTABLISHES NEW REPRESENTATIVE IN SINGAPORE

Tel Aviv, Israel – September 3, 2009 – RiT Technologies (NASDAQ: RITT), today announced that it has entered into a Representative Agreement with Singapore-based company to act as RiT’s representative in Singapore and several other Asian regions. This representative contractor will provide support for RiT’s partners and end-users, and will assist RiT in carrying out sales and marketing efforts throughout the region.

The agreement was undertaken as part of RiT’s strategy of increasing local representation in key growth markets. During the past several years, RiT has also entered into representative agreements in China and India, steps that have begun to pay off through increased penetration into these strategic regions.

“As a rapidly-growing market with high expectations for quality and reliability, Singapore represents a significant untapped opportunity for our solutions,” commented Avi Kovarsky, RiT’s President and CEO. “With local representation, we will be able to offer local service and accountability as well as the best infrastructure solutions on the market, a combination that we believe will appeal to customers in the region. In addition, we plan to carry out joint sales and marketing activities targeting the representative’s large contact network, increasing our ability to identify opportunities and close new business.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd 24 Raoul Wallenberg St., Tel Aviv 69719, Israel

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In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd 24 Raoul Wallenberg St., Tel Aviv 69719, Israel